NO ACT

10
12-21-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANC [redacted]

10013712

January 29, 2010

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Received SEC
JAN 29 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-29-10

Re: Bank of America Corporation
Incoming letter dated December 21, 2009

Dear Mr. Gerber:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Bank of America by Kenneth Steiner. We also have received a letter on the proponent's behalf dated December 26, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 29, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 21, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). We note that the supporting statement of this proposal, unlike the supporting statements of the proposals at issue in <u>The Ryland Group, Inc.</u> (February 7, 2008) and <u>Jefferies Group, Inc.</u> (February 11, 2008), does not state that an advisory vote is an effective way for shareholders to advise the company whether its policies and decisions on compensation have been adequately explained. As a result, notwithstanding the similarities between the proposals, we are unable to conclude that this proposal and supporting statement, when read together, are so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 26, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Kenneth Steiner's Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Say on Pay Topic

Ladies and Gentlemen:

This responds to the December 21, 2009 no action request. Attached is the recent Staff Reply Letter *General Electric Company* (December 16, 2009). The resolved statement for the rule 14a-8 proposal in *General Electric* was virtually the same as the Bank of America proposal. Plus *General Electric* argued the same (i)(3) issue raised by Bank of America. And Bank of America's superfluous (i)(6) argument rests on its (i)(3) argument.

Bank of America also submitted a no action request on the written consent topic which will be addressed separately.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Teresa M. Brenner <Teresa.Brenner@bankofamerica.com>

December 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated November 12, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

GE

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of General Electric recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

[BAC: Rule 14a-8 Proposal, October 29, 2009]

3 [number to be assigned by the company] – **Shareholder Say on Executive Pay**

RESOLVED - the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. This is a Say on Pay policy request to apply each year whether or not our company is obligated under TARP or a similar requirement.

Votes on 2009 "Say on Pay" resolutions averaged more than 46% in favor. More than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

The merits of this Executive Pay proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library rated our company "High Concern" in executive pay. Our company's 2009 Compensation Discussion and Analysis (CD&A) had very little to say for itself. There was no discussion of which performance indicators our company failed to meet and thus failed to reward its executives for – indeed there is very little discussion and analysis at all. There should be more to say than "no performance, no pay."

CEO Kenneth Lewis made over $10 million on the vesting of just over a quarter of a million shares of restricted stock. This award was not tied to any kind of performance vesting schedule, being merely deferred and time-vesting awards. Such a pay policy has been implicated as a contributing factor to the financial crisis. Our company needs to take significant steps to tie the majority of its equity pay to the achievement of long-term (more than three years) value creation.

Thomas Ryan was one of three directors on our executive pay committee. Mr. Ryan was marked as a "flagged [problem] director" by The Corporate Library due to his involvement with the FleetBoston board, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity. Mr. Ryan also held seats on the D-rated boards of CVS Caremark (CVS) and Yum! Brands (YUM).

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Executive Pay – Yes on 3. [number to be assigned by the company]

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 21, 2009

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal dated October 29, 2009 (the "Proposal") from Kenneth Steiner (the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

THE PROPOSAL

The Proposal recommends "that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal because it is vague and indefinite.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither shareholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLB 14B*"); *Wendy's International. Inc.* (February 24, 2006); *The Ryland Group, Inc.* (January 19, 2005); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Division has stated that a proposal should be drafted with precision. *See SLB 14* and *Teleconference: Shareholder Proposals: What to Expect in the 2002 Proxy Season* (November 26,

2001). In a November 26, 2001 teleconference, "*Shareholder Proposals. What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing *SLB 14*. The Associate Director stated, "you really need to read the **exact wording** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [*SLB 14*]." (emphasis added) Question B.6 of *SLB 14* states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." As a seasoned stockholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal.

The Proposal seeks to have the Corporation's Board of Directors (the "Board") implement a policy requiring a proposal to be included in the Corporation's proxy materials for each annual meeting, which is to be submitted by and supported by management, seeking an advisory vote of stockholders to ratify and approve the Compensation Committee Report and the executive compensation policies and practices as set forth in the Company's Compensation Discussion and Analysis. The Division has concurred in the exclusion of substantially identical proposals under Rule 14a-8(i)(3) as false and misleading under Rule 14a-9. *See Jefferies Group, Inc.* (February 11, 2008, reconsideration denied February 25, 2008) (concurring in the exclusion of a proposal almost identical to the Proposal as materially false and misleading) ("*Jefferies Group*") and *The Ryland Group, Inc.* (February 7, 2008) (same) ("*Ryland Group*"). Similarly here, for the reasons set forth below the Proposal is so inherently vague and indefinite that neither the stockholders in voting on the Proposal, nor the Board in implementing the Proposal, would be able to determine with any reasonable certainty the actions required by the Proposal. Thus, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Proposal is unclear as to what the stockholders advisory vote should address. As noted above, the Division previously has concurred in the exclusion of similar proposals regarding advisory votes on Compensation Committee Reports in proxy statements, where such proposals are vague or misleading as to the objective or effect of the proposed advisory vote. *See Sara Lee Corp.* (September 11, 2006) ("*Sara Lee*"); *Energy Corp.* (February 14, 2007); *Safeway Inc.* (February 14, 2007); *WellPoint Inc.* (February 12, 2007); *Burlington Northern Santa Fe Corp.* (January 31, 2007); and *Johnson & Johnson* (January 31, 2007) (each concurring in the exclusion of a proposal regarding an advisory vote on the Compensation Committee Report as materially false or misleading).

In *Sara Lee,* a proposal requested the company to adopt a policy that the company's stockholders "be given the opportunity . . . to vote on an advisory resolution . . . to approve the report of the

Compensation and Employee Benefits Committee set forth in the proxy statement." The Division concurred that the proposal was materially false or misleading under Rule 14a-8(i)(3), stating:

> The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

The analysis in *Sara Lee* differs from proposals where an advisory vote was sought that targeted the compensation of named executive officers as disclosed in the company's Summary Compensation Table and the narrative accompanying such tables. In those situations, the Division was unable to concur in the exclusion of the proposals under Rule 14a-8(i)(3). *See e.g., Zions Bancorporation* (February 26, 2009) and *Allegheny Energy, Inc.* (February 5, 2008) (in each case, the Division was unable to concur in exclusion under Rule 14a-8(i)(3) of a proposal that sought an advisory vote on the amount of compensation disclosed in the proxy statement's Summary Compensation Table for the named executive officers). Unlike *Zions Bancorporation* and *Allegheny Energy, Inc.*, the Proposal specifically includes a *Jefferies Group*-type request that the Corporation provide for a stockholder advisory vote on the Board's Compensation Committee Report and an advisory vote on the executive compensation policies and practices set forth in the Corporation's Compensation Discussion and Analysis. As in *Sara Lee*, *Jefferies Group* and *The Ryland Group,* the Proposal is vague and indefinite as to the intended operation and effect of the proposed vote.

The Proposal is vague and misleading as to the effect or objective of implementing an advisory vote on the Compensation Committee Report. Under the Commission's disclosure rules, the Compensation Committee Report is not a substantive executive compensation disclosure but instead is a corporate governance process disclosure, as set forth in Item 407(e) of Regulation S-K. The Proposal misleadingly suggests that providing an advisory vote to ratify and approve the Compensation Committee Report would constitute a vote on a report that discusses compensation policies or practices or that would provide stockholders an opportunity to provide their views with respect to executive compensation levels. Thus, as noted by the Division in *Sara Lee,* the Proposal's intent to allow stockholders to express their opinion about senior executive compensation practices would be materially misleading when applied to the limited content of the Compensation Committee Report. Absent any other discussion in the Proposal or the Supporting Statement as to the effect of an advisory vote on the Board Compensation Committee Report, the proposal misleadingly indicates that such a vote would convey meaningful information regarding the Company's executive compensation.

In addition, the Proposal is vague and indefinite with respect to what exactly is to be voted on and how those objectives are to be achieved through a combined vote on the Compensation Committee Report and the policies and practices set forth in the Compensation Discussion and Analysis. The Proposal requests that the "the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal . . . seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." As with the proposals in *Sara Lee, Jefferies Group* and *The Ryland Group,* the Proposal is materially misleading because, following the Commission's adoption of new compensation disclosure rules, the Compensation Committee Report will not contain the information that the Proposal indicates stockholders will be voting on, namely, the Corporation's executive compensation policies. *See Item 407(e)(5) of Regulation S-K under the Securities Act.*

Further, given the uncertainty resulting from the vagueness of the operation and effect of the combined advisory vote that is sought by the Proposal, it is not possible for stockholders in voting on the Proposal or for the Board, if it were to seek to implement the Proposal, to determine what action would be required under the Proposal. The language of the Proposal creates a fundamental uncertainty as to whether the advisory vote would relate in some way to (i) any of the actions by or decisions of the Board or the Compensation and Benefits Committee that are described in the Compensation Committee Report, (ii) the clarity or effectiveness of the Corporation's compensation disclosures, (iii) the substance of the Corporation's executive compensation policies and practices, (iv) the risk assessment of the Corporation's compensation structure, (v) the companies designated as peers of the Corporation or (vi) the level or amount of the Corporation's executive compensation.

Given the level of detail in the Compensation Discussion and Analysis regarding compensation policies and practices, assuming stockholders voted not to ratify or approve such "policies and practices" as set forth in the Compensation Discussion and Analysis, it would be impossible for the Corporation to determine what action to take or what message was being sent by stockholders. Would the message be that all of the polices and practices are bad or only a few? Is the message that the level of compensation is too high or that the compensation program as a whole is too risky? Would the message be that the peer group selected by the Compensation and Benefits Committee is not appropriate, or that stockholders have some issue with the compensation consultant retained by the Compensation and Benefits Committee? Equally unclear is how a stockholder that votes on the proposal set forth in the Proposal could effectively send any of the forgoing messages if so desired. The Proposal is fatally flawed because it is so inherently vague that it is materially misleading and excludable under Rule 14a-8(i)(3).

The Proposal is unclear regarding who should act - Management or the Board. The Proposal requests that at each annual meeting a proposal be "submitted by and supported by Company Management." The Proposal clearly refers to the Board and Corporation's "Management" separately. The Proposal is vague and indefinite because it fails to distinguish between or clarify the Proposal's intention as to what actions are to be taken by the Board and what actions are to be taken by the Corporation's management. Section 141 of the Delaware General Corporation Law (the "DGCL") states in part that the business and affairs of a Delaware corporation "shall be managed by or under the direction of a board of directors, except as may be otherwise provided" in a company's certificate of incorporation. Similarly, Section 1 of Article IV of the Corporation's Bylaws provides that: "The business and affairs of the Corporation shall be managed under the direction of its Board of Directors, except as otherwise provided in the Certificate of Incorporation or permitted under the DGCL." Although neither the Corporation's Certificate of Incorporation nor the DGCL alter the Board's oversight role. Moreover, under the Commission's Rule 14a-4(a), the Board solicits authority to vote the shares of the Corporation at the annual meeting. It is, therefore, the Board, and not the Corporation's management, that determines the matters to be presented to stockholders at the annual meeting.

The Proposal's requirement that all future advisory votes be submitted and supported by the Corporation's management conflicts with the authority of the Board under Delaware law and the Corporation's Bylaws and the Commission's proxy rules to control what is submitted to stockholders for a vote and to make a recommendation as to how stockholders should vote on such matters. Thus, there is a fundamental lack of certainty as to how the Proposal would be implemented. (*See also*, Section 2 below regarding Rule 14a-8(i)(6)). Neither the stockholders nor the Corporation would be able to determine with any reasonable certainty the actions sought by the Proposal since the authority to submit and support the proposed proposal in the proxy statement rests with the Board and not the management, as would be required under the Proposal. In this respect, the vague and misleading nature of the Proposal is similar to the situation addressed in paragraph (c) of the Note to Rule 14a-9, which identifies as an example of situations that may be misleading, the "failure to so identify a proxy statement, form of proxy or other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter."

As noted by the company in *Jefferies Group,* which contained a proposal substantially identical to the Proposal, "fundamentally inconsistent interpretations can be made of this Proposal." Just as in *Jefferies Group,* the Proposal is subject to multiple interpretations including:

- a stockholder may decide to vote for or against the Proposal based on his or her view that it will be Corporation's "management" that will submit and support the future advisory vote resolutions - with this view based on a reading of the plain language of the Proposal, which calls for "Management" submission and support of future advisory vote proposals; or

- a stockholder may decide to vote for or against the Proposal based on his or her view that it will be the Board that will submit and support the future advisory vote resolutions - with this view based on language that would appear elsewhere throughout the Corporation's proxy materials, including with respect to the Proposal itself, stating that it is the Board that is submitting matters for stockholders' consideration and making recommendations as to whether those matters should be supported.

The Division has regularly concurred that proposals that are susceptible to multiple interpretations can be excluded as vague and indefinite because the company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). More recently, in *General Electric Co.* (January 26, 2009; *recon. denied* April 2, 2009), a proposal requested that a board take the steps necessary to amend the bylaws and each appropriate governing document to give the holders of 10% of the company's outstanding stock (or the lowest percentage allowed by law above 10%) the power to call a special stockholder meeting and further provided that such "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to stockholders only and meanwhile not apply to management and/or the board." The *General Electric* proposal was susceptible to at least two interpretations, and the Division concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (February 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (February 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (July 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the company . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with Division precedent, the Corporation's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." *SLB 14B*. *See also Boeing Corp.* (February 10, 2004) and *Capital One Financial Corp.* (February 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). As with the forgoing precedent, the operative language of the Proposal is subject to alternative interpretations. Moreover, neither the Corporation's stockholders nor its Board (or its management, as the case may or may not be) would be able to determine with any certainty what actions the Corporation would be required to take in order to comply with the Proposal. In addition, the Proposal cannot be clearly presented, as required by Rule 14a-5. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

The Proposal misleadingly states that the proposed vote would be supported by management. The Proposal urges the Board to adopt a policy regarding advisory vote proposals to be submitted by and "supported by Company management" to ratify and approve the Board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As discussed above, the Corporation is governed by its Board, and it is inconsistent with state law for stockholders to dictate what the Board or the Corporation's management will "support."

Neither the Corporation, management nor the Board believe that a non-specific, annual advisory vote on the "board Compensation Committee Report" or the "executive compensation policies and practices set forth in the [Corporation's] Compensation Discussion and Analysis" is an appropriate means for obtaining the views of stockholders regarding the Company's executive compensation practices. This is particularly the case with the matters to be voted upon under the Proposal, which are vague and ambiguous as to what exactly stockholders are being asked to vote upon or what action the Board is being asked to consider.

The inclusion of the Proposal in the Corporation's annual proxy statement would require the Corporation to include the language "submitted by and supported by Company Management," which is incorrect and which appears to be a fundamental element of the purpose and intent of the Proposal. While the Proposal is unclear, as discussed above, as to whether support should come from the Board or from the Corporation's management, it is the view of both the Board and the Corporation's management that the Proposal should not be supported. Thus, inclusion of the Proposal would require inclusion of language that is materially false and misleading, and as such the Proposal is excludable under Rule 14a-8(i)(3).

Conclusion. Neither the Corporation, the Board, the Corporation's management nor the stockholders can determine with reasonable certainty what is required to implement the Proposal. The Proposal is not clearly presented and the Corporation's stockholders cannot be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Proposal also includes statements that are incorrect on their face. Accordingly, the Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." Rule 14a-8(i)(6) permits the omission of a proposal or supporting statements if they require the company to take an action that it is unable to take because it lacks the power or authority to do so. *See SLB 14.* The Division reminds stockholders that when drafting a proposal, they should consider whether such an action is within the scope of a company's power or authority. *Id.* The Corporation lacks the power and authority to implement the Proposal because, as discussed above, the Proposal is so vague and indefinite that the Corporation would be unable to determine with any precision what action should be taken.

The discussion set forth on Section 1 above is incorporated herein by reference. As discussed in detail above, the Proposal is so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Corporation in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what was to be implemented. The Corporation cannot reasonably implement such a vague and open-ended proposal. *See generally International Business Machines Corp.* (January 14, 1992) (applying predecessor Rule 14a-8(c)(6)); *Schering-Plough Corp.* (March 27, 2008); and *Bank of America Corporation* (February 26, 2008).

Based on the foregoing, the Corporation lacks both the power and authority to implement the Proposal because it is too vague and indefinite to adopt with any certainty, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

EXHIBIT A

See attached.

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1995

Mr. Walter E. Massey
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255

Dear Mr. Massey,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

10/20/09
Date

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
FX: 704-409-0985
Allison C. Rosenstock <allison.c.rosenstock@bankofamerica.com>
PH: 980.387.9014
FX: 980.233.7185

[BAC: Rule 14a-8 Proposal, October 29, 2009]

3 [number to be assigned by the company] – **Shareholder Say on Executive Pay**

RESOLVED - the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. This is a Say on Pay policy request to apply each year whether or not our company is obligated under TARP or a similar requirement.

Votes on 2009 "Say on Pay" resolutions averaged more than 46% in favor. More than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

The merits of this Executive Pay proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library rated our company "High Concern" in executive pay. Our company's 2009 Compensation Discussion and Analysis (CD&A) had very little to say for itself. There was no discussion of which performance indicators our company failed to meet and thus failed to reward its executives for – indeed there is very little discussion and analysis at all. There should be more to say than "no performance, no pay."

CEO Kenneth Lewis made over $10 million on the vesting of just over a quarter of a million shares of restricted stock. This award was not tied to any kind of performance vesting schedule, being merely deferred and time-vesting awards. Such a pay policy has been implicated as a contributing factor to the financial crisis. Our company needs to take significant steps to tie the majority of its equity pay to the achievement of long-term (more than three years) value creation.

Thomas Ryan was one of three directors on our executive pay committee. Mr. Ryan was marked as a "flagged [problem] director" by The Corporate Library due to his involvement with the FleetBoston board, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity. Mr. Ryan also held seats on the D-rated boards of CVS Caremark (CVS) and Yum! Brands (YUM).

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Executive Pay – Yes on 3. [number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [olmsted7p (at) earthlink.net].